One Financial Center Boston, MA 02111 617 542 6000 mintz.com

CONFIDENTIAL TREATMENT REQUESTED

BY EYENOVIA, INC.

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Eyenovia, Inc.

295 Madison Avenue

Suite 2400

New York, NY 10017

Attention: John Gandolfo, Chief Financial Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

January 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Wyman Mary Mast

Re:	Eyenovia, Inc.
Form 10-K for the fiscal year ended December 31, 2020
Filed March 30, 2021
File No. 001-38365

Ladies and Gentlemen:

This letter sets forth the response of Eyenovia, Inc. (the “Company”) to the comment letter, dated December 22, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K, publicly filed on March 30, 2021 (“Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED BY

Eyenovia, Inc.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ January 19, 2022 Page 2

CONFIDENTIAL TREATMENT REQUESTED

BY EYENOVIA, INC.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis

Financial Overview

Revenue and Cost of Revenue, page 72

1.	Please explain how you applied the provisions of ASC 606 to both the Artic Vision and Bausch License Agreements. In this regard, specify the performance obligations of each party, the amount of the transaction price and how it was determined, and the method in which revenue is being recognized for each performance obligation. Ensure that all disclosures required by ASC 606 related to these agreements are provided in future filings. Please also separately quantify the potential aggregate milestone payments by development, regulatory and sales milestones and tell us your consideration of disclosing this information in future filings.

Response: In response to the Staff’s comment, the Company will revisit ASC 606’s disclosure requirements and, if necessary, will expand its disclosure related to both the Arctic Vision and Bausch License Agreements in future filings to enable readers to better understand the nature, amount, timing, and uncertainty of revenue and cash flows from contracts with customers.

Responses to the Staff’s specific comments with respect to each license agreement are set forth below.

Arctic Vision License Agreement

The Company concluded that the Arctic Vision License Agreement represents a collaborative agreement pursuant to ASC 808 that involves a joint operating activity for the following reasons:

•	Both parties are active participants in the activity.
o	Arctic Vision has a contractual right to use the intellectual property; and
o	The Company is directing and carrying out the activities of the joint operating activity.

•	Both parties are exposed to significant risks and rewards.
o	The Company can earn up to $37.75 million of milestone payments, plus royalties earned on Arctic Vision product sales.
o	Arctic Vision will generate future sales from a successfully commercialized product.

Furthermore, the Company concluded that providing a license of intellectual property within specified territories is part of the Company’s ordinary activities and that the licensing revenues, milestone revenues and royalty revenues are pursuant to a vendor-customer relationship; and therefore concluded that such revenues are within the scope of ASC 606, and will be recognized as revenues.

CONFIDENTIAL TREATMENT REQUESTED BY

Eyenovia, Inc.

MINTZ January 19, 2022 Page 3

CONFIDENTIAL TREATMENT REQUESTED
BY EYENOVIA, INC.

The following summarizes the Company’s ASC 606 analysis with respect to the various revenue streams:

Non-Refundable Upfront Payment of $4.0 Million License Fee

The Company recognizes revenue on a gross basis because it acts as a principal in its arrangement with Arctic Vision as it is the entity that promised to provide goods or services to its customers, controls the specified good or service before it is transferred to the customer, is primarily responsible for acceptability of the specified good or service, and has discretion in establishing the prices for the specified goods or service.

The Company has two bundled performance obligations related to the non-refundable up-front payment from Arctic Vision, which includes a license and delivery of the related trial data and information for each of the two licensed products. The performance obligations (license and trial data access) related to each product are bundled together because they are not distinct within the context of the contract and do not provide the customer with value on a stand-alone basis. Arctic Vision will utilize the license and trial data in order to file with and obtain approval from various Asian regulators. Ultimately, Arctic Vision intends to develop and commercialize the two licensed products in Greater China (mainland China, Hong Kong, Macau and Taiwan) and South Korea.

•	The transaction price of the promised goods or services are fixed and do not give rise to variable consideration.

•	Since there are two bundled performance obligations, the $4.0 million transaction price is allocated to the single performance obligation for each licensed product. Management determined that the license and trial data for each product provide roughly equivalent value to Arctic Vision. Accordingly, the Company allocated 50% or $2.0 million of the transaction price to each licensed product.

•	The Company will recognize revenue for each licensed product at a point in time upon completion of its single performance obligation, when the customer is able to benefit from the license, which includes delivery of the related trial data.

Milestone Payments of Up to $39.75 Million

Under the terms of the License Agreement (as subsequently amended on September 14, 2021 for the asterisked items listed below) the specified performance obligations (which include filings of Marketing Authorization Applications or “MAAs”) are as follows:

Milestone Event	Gross Payment
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

Total	$39,750,000

CONFIDENTIAL TREATMENT REQUESTED
BY Eyenovia, Inc.

MINTZ January 19, 2022 Page 4

CONFIDENTIAL TREATMENT REQUESTED
BY EYENOVIA, INC.

Milestone revenue represents variable consideration, which is only recognized as revenue when the related performance obligation is satisfied. In future filings the Company intends to disclose the aggregate potential milestone revenues related to (a) the filing of MAAs; and (b) the receipt of regulatory approvals.

Royalty Payments

Arctic Vision will purchase its supply of MicroPine and MicroLine from the Company or, for such products not supplied by the Company, will pay the Company a percentage royalty on net sales of such products in the range of between one percent and nine percent, subject to certain adjustments. The Company will pay a percentage of such payments, royalties, or net proceeds of such supply to Senju pursuant to the Exclusive License Agreement with Senju, as amended by the License Amendment dated April 8, 2020, a Letter Agreement dated August 10, 2020 and the License Amendment 2, effective September 14, 2021.

ASC 606 provides specific guidance for licenses of intellectual property with consideration that varies entirely based on the customer’s subsequent sales or usage of the intellectual property. For these licenses, the consideration is not included in the transaction price until it is no longer variable. Accordingly, the Company recognizes such revenue as sales are generated.

Bausch License Agreement

The Company concluded that the Bausch License Agreement represents a collaborative agreement pursuant to ASC 808 that involves a joint operating activity for the following reasons:

•	Both parties are active participants in the activity.
o	The Company owns the underlying intellectual property; and
o	Bausch is directing and carrying out the activities of the joint operating activity.

CONFIDENTIAL TREATMENT REQUESTED
BY Eyenovia, Inc.

MINTZ January 19, 2022 Page 5

CONFIDENTIAL TREATMENT REQUESTED
BY EYENOVIA, INC.

•	Both parties are exposed to significant risks and rewards.
o	The Company can earn up to $35 million of milestone payments, plus royalties earned on Bausch gross profit.
o	Bausch will generate future sales from a successfully commercialized product.

Furthermore, the Company concluded that providing a license of intellectual property within specified territories is part of the Company’s ordinary activities and that the licensing revenues, milestone revenues and royalty revenues are pursuant to a vendor-customer relationship; and therefore concluded that such revenues are within the scope of ASC 606, and will be recognized as revenues.

The following summarizes the Company’s ASC 606 analysis with respect to the various revenue streams:

Non-Refundable Upfront Payment of $10.0 Million License Fee

•	The Company recognizes revenue on a gross basis because it acts as a principal in its arrangements with Bausch as it is the entity that promised to provide goods or services to its customers, controls the specified good or service before it is transferred to the customer, is primarily responsible for acceptability of the specified good or service, and has discretion in establishing the prices for the specified goods or service.

•	Related to its license agreement with Bausch, the Company’s performance obligations are to provide the licensed technology, deliver the related trial data and transfer the clinical trial supervisory oversight to Bausch.

•	The promises are bundled together since they are not distinct within the context of the contract and do not provide the customer with value on a stand-alone basis.

•	The $10.0 million transaction price of the promised goods or services is fixed and does not give rise to variable consideration.

•	Since there is one bundled performance obligation, the entire $10.0 million upfront cash license fee is solely attributed to the single performance obligation.

•	The Company will recognize revenue at a point in time upon the completion of its single performance obligation, when the customer is able to benefit from the license, which includes (i) delivering the trial data; and (ii) transferring supervisory control of the clinical trial.

Milestone Payments of Up to $35.0 Million

Under the terms of the License Agreement, the specified performance obligations are as follows:

Milestone Event	Milestone Payment
[***]	[***]
[***]	[***]

$35,000,000

CONFIDENTIAL TREATMENT REQUESTED
BY Eyenovia, Inc.

MINTZ January 19, 2022 Page 6

CONFIDENTIAL TREATMENT REQUESTED
BY EYENOVIA, INC.

Milestone revenues represent variable consideration, which is only recognized as revenue when the related performance obligation is satisfied. In future filings, the Company intends to continue to disclose the aggregate potential milestone revenues, without further breakdown.

Royalty Payments

Under the terms of the License Agreement, Bausch will pay the Company royalties on a tiered basis ranging up to fifteen percent, based on gross profits from the sales of the Bausch Licensed Product in the United States and Canada, subject to certain adjustments in the event of generic entry, negative gross profits or patent expiration, for a period of the later to occur of the tenth anniversary of the first commercial sale of a Bausch Licensed Product in such country in the Licensed Territory or the expiration of the last valid patent claim for a Bausch Licensed Product in such country in the Licensed Territory.

ASC 606 provides specific guidance for licenses of intellectual property with consideration that varies entirely based on the customer’s subsequent sales or usage of the intellectual property. For these licenses, the consideration is not included in the transaction price until it is no longer variable. Accordingly, the Company recognizes such revenue as the gross profit is generated.

Research and Development Expenses, page 73

2.	Please clarify your accounting policy for cost reimbursements received under these agreements. As it appears that you are recognizing these reimbursements as an offset to research and development expense, please explain how you concluded that these payments do not fall under the guidance of ASC 606 and cite the specific authoritative guidance upon which you relied.

Response: In response to the Staff’s comments, the Company respectfully submits the following explanation:

Arctic Vision is assuming financial responsibility for twenty-five percent of the development activities of the Licensed Device effective with the execution of the Arctic Vision License Agreement.

Bausch is assuming full financial responsibility for the development activities of the licensed product, effective with the execution of the Bausch License Agreement. There is a transition period whereby Bausch will reimburse the Company for its development costs.

Both license agreements were determined to represent collaborative arrangements. Pursuant to ASC 808-10-15-5, the Company determined that the licensing, milestone and royalty transactions were ordinary activities for us, but providing research and development activities in the context of the collaboration were not ordinary activities. Accordingly, the counterparties represent customers for the licensing, milestone and royalty transactions (each a distinct unit of account), which should be accounted for under ASC 606. The Company’s accounting policy is to recognize research and development cost reimbursements from non-customers as contra-research and development expense, because the Company believes that this treatment best reflects the economics of the cost reimbursement arrangement.

CONFIDENTIAL TREATMENT REQUESTED
BY Eyenovia, Inc.

MINTZ January 19, 2022 Page 7

CONFIDENTIAL TREATMENT REQUESTED
BY EYENOVIA, INC.

Note 10--Related Party Transactions, page F-19

3.	Please confirm you will disclose in future filings, a ten-point percentage range for royalty payments under the amended Senju license agreement. In addition, you disclose on page 15 of the September 30, 2021 10-Q that you amended the Senju agreement, effective September 14, 2021, such that you must make payments to Senju based on non-royalty license revenue and sales revenue, including a one-time upfront payment of $250,000. Please clarify the amount and nature of each payment you may be required to pay.

Response: In response to the Staff’s comments, the Company proposes to disclose the requested information beginning in the Company’s next Form 10-K for the period ended December 31, 2021. The Company proposes to include the following additional disclosure, where applicable, regarding a royalty range under the Senju license agreement and additional detail with respect to non-royalty license revenue and sales revenue, substantially in the form below.

“The Senju License Agreement was amended further by the License Amendment 2, effective September 14, 2021 (the “Amendment 2”). The Amendment 2 excludes Greater China and South Korea from the territory in which Senju was granted an exclusive royalty-bearing license from the Company. In consideration for this exclusion, and upon and after the execution of Amendment 1 with Arctic Vision, the Company must make the following payments to Senju:

•	a $250,000 lump-sum payment (which has already been paid),
•	a percentage in the range from thirty percent to forty percent of any upfront or milestone lump sum payments, or net revenues received by the Company in connection with any licensed product using piezo-print technology in a microdose dispenser containing: (a) the chemical substance atropine sulfate as its sole active ingredient and that is used for the treatment of myopia in humans; (b) the chemical substance pilocarpine as its sole active ingredient and that is used for the treatment of presbyopia in humans; or (c) the chemical substances phenylephrine and tropicamide in combination as active ingredients that are used for pharmaceutical mydriasis in humans (the “LA2 Licensed Product”) from certain third parties, and
•	a percentage in the range from thirty to forty percent of the amounts received by the Company in connection with sales of the LA2 Licensed Product in China and South Korea by certain third parties.

Senju must receive a minimum of $9.0 million in payments for non-royalty license revenue referenced above.”

If you have any questions or comments in connection with this letter, please contact the undersigned by phone at (617) 348-4443 or via e-mail at MGates@mintz.com.

Very truly yours,

/s/Megan Gates
Megan Gates

cc:	John Gandolfo, Chief Financial Officer, Eyenovia, Inc.

CONFIDENTIAL TREATMENT REQUESTED
BY Eyenovia, Inc.